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                            August 23, 2021

       Carl Lukach
       Chief Financial Officer
       Noodles & Company
       520 Zang Street, Suite D
       Broomfield, CO 80021

                                                        Re: Noodles & Company
                                                            Form 10-K for the
Fiscal Year Ended December 29, 2020
                                                            Filed February 26,
2021
                                                            Form 8-K filed
August 3, 2021
                                                            File No. 1-35987

       Dear Mr. Lukach:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed August 3, 2021

       Exhibit 99.1
       Key highlights for the second quarter of 2021 versus the second quarter of 2020 include:, page 1

   1. You present restaurant contribution margin without providing the comparable GAAP measure with equal or
greater prominence. Please revise to include the comparable
                                                        GAAP measure. Refer to
Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of
                                                        the staff's Compliance
and Disclosure Interpretations on Non-GAAP Financial Measures.
       Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss), page
10

   2. You state that the tax adjustments, net includes an adjustment to normalize the impact of the valuation allowance
that affects your annual effective tax rate. Your valuation
                                                        allowance adjustment
appears to result in an individually tailored income tax recognition method. Please revise
your presentation to omit this adjustment or tell us why you believe
 Carl Lukach
Noodles & Company
August 23, 2021
Page 2
         it is appropriate. Refer to Question 100.04 of the staff's Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 with any questions.



FirstName LastNameCarl Lukach                                 Sincerely,
Comapany NameNoodles & Company
                                                              Division of
Corporation Finance
August 23, 2021 Page 2                                        Office of Trade &
Services
FirstName LastName